================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)

                                   ----------

                                    ICO, INC.
                                (Name of Issuer)


Common Stock, with no par value                                 449294206
(Title of class of securities)                                (CUSIP number)


                            Christopher N. O'Sullivan
                           TRAVIS STREET PARTNERS, LLC
                                 Bank One Center
                          910 Travis Street, Suite 2150
                              Houston, Texas 77002
                                 (713) 759-2030
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                  with copy to:
                              Steven D. Rubin, Esq.
                           Weil, Gotshal & Manges LLP
                            700 Louisiana, Suite 1600
                              Houston, Texas 77002
                                 (713) 546-5000

                                February 1, 2001
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 8 pages)

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77968.0003

                ------------------------------------------------------------------------------------------------------

      1         NAME OF REPORTING PERSON                                                Travis Street Partners, LLC
                ss. OR I.R.S. IDENTIFICATION NO.
                OF ABOVE PERSON                                                             76-0657668
                ------------------------------------------------------------------------------------------------------

      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                     (a)    [x]
                                                                                                      (b)    [_]
                ------------------------------------------------------------------------------------------------------

      3         SEC USE ONLY
                ------------------------------------------------------------------------------------------------------

      4         SOURCE OF FUNDS:                                                        WC
                ------------------------------------------------------------------------------------------------------

      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e):                                                               [_]
                ------------------------------------------------------------------------------------------------------

      6         CITIZENSHIP OR PLACE OF ORGANIZATION:                                   Texas
                ------------------------------------------------------------------------------------------------------

  NUMBER OF               7         SOLE VOTING POWER:                                  0
    SHARES
                ------------------------------------------------------------------------------------------------------

 BENEFICIALLY             8         SHARED VOTING POWER                             1,158,300
   OWNED BY
                ------------------------------------------------------------------------------------------------------

     EACH                 9         SOLE DISPOSITIVE POWER:                             0
  REPORTING
                ------------------------------------------------------------------------------------------------------

 PERSON WITH              10        SHARED DISPOSITIVE POWER:                       1,158,300
                ------------------------------------------------------------------------------------------------------

      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                PERSON:             1,158,300
                ------------------------------------------------------------------------------------------------------

      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES:                                                                       [_]
                ------------------------------------------------------------------------------------------------------

      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                   5.11%
                ------------------------------------------------------------------------------------------------------

      14        TYPE OF REPORTING PERSON:                                               00
                ------------------------------------------------------------------------------------------------------





                                        2

                ------------------------------------------------------------------------------------------------------

      1         NAME OF REPORTING PERSON                                                Timothy J. Gollin
                S.S. OR I.R.S. IDENTIFICATION NO.
                OF ABOVE PERSON                                                               ###-##-####
                ------------------------------------------------------------------------------------------------------

      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                     (a)    [x]
                                                                                                      (b)    [_]
                ------------------------------------------------------------------------------------------------------

      3         SEC USE ONLY
                ------------------------------------------------------------------------------------------------------

      4         SOURCE OF FUNDS:                                                        PF, OO
                ------------------------------------------------------------------------------------------------------

      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e):                                                               [_]
                ------------------------------------------------------------------------------------------------------

      6         CITIZENSHIP OR PLACE OF ORGANIZATION:                                   United States
                ------------------------------------------------------------------------------------------------------

  NUMBER OF               7         SOLE VOTING POWER:                                  0
    SHARES
                ------------------------------------------------------------------------------------------------------

 BENEFICIALLY             8         SHARED VOTING POWER                             1,158,300
   OWNED BY
                ------------------------------------------------------------------------------------------------------

     EACH                 9         SOLE DISPOSITIVE POWER:                             0
  REPORTING
                ------------------------------------------------------------------------------------------------------

 PERSON WITH              10        SHARED DISPOSITIVE POWER:                       1,158,300
                ------------------------------------------------------------------------------------------------------

      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                PERSON:             1,158,300
                ------------------------------------------------------------------------------------------------------

      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES:                                                                       [_]
                ------------------------------------------------------------------------------------------------------

      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                   5.11%
                ------------------------------------------------------------------------------------------------------

      14        TYPE OF REPORTING PERSON:                                               IN
                ------------------------------------------------------------------------------------------------------







                                       3

                ------------------------------------------------------------------------------------------------------

      1         NAME OF REPORTING PERSON                                                Christopher N. O'Sullivan
                S.S. OR I.R.S. IDENTIFICATION NO.
                OF ABOVE PERSON                                                          ###-##-####
                ------------------------------------------------------------------------------------------------------

      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                     (a)    [x]
                                                                                                      (b)    [_]
                ------------------------------------------------------------------------------------------------------

      3         SEC USE ONLY
                ------------------------------------------------------------------------------------------------------

      4         SOURCE OF FUNDS:                                                        PF, OO
                ------------------------------------------------------------------------------------------------------

      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e):                                                               [_]
                ------------------------------------------------------------------------------------------------------

      6         CITIZENSHIP OR PLACE OF ORGANIZATION:                                   United States
                ------------------------------------------------------------------------------------------------------

  NUMBER OF               7         SOLE VOTING POWER:                                  0
    SHARES
                ------------------------------------------------------------------------------------------------------

 BENEFICIALLY             8         SHARED VOTING POWER                             1,158,300
   OWNED BY
                ------------------------------------------------------------------------------------------------------

     EACH                 9         SOLE DISPOSITIVE POWER:                             0
  REPORTING
                ------------------------------------------------------------------------------------------------------

 PERSON WITH              10        SHARED DISPOSITIVE POWER:                       1,158,300
                ------------------------------------------------------------------------------------------------------

      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                PERSON:             1,158,300
                ------------------------------------------------------------------------------------------------------

      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES:                                                                       [_]
                ------------------------------------------------------------------------------------------------------

      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                   5.11%
                ------------------------------------------------------------------------------------------------------

      14        TYPE OF REPORTING PERSON:                                               IN
                ------------------------------------------------------------------------------------------------------


                     This Amendment No. 3 ("Amendment No. 3") amends the Statement on Schedule 13D filed on December 29, 2000, as amended by Amendment No. 1 filed on January 12, 2001 and Amendment No. 2 filed on January 22, 2001 (the "Schedule 13D") by and on behalf of the following persons: Travis Street Partners, LLC ("TSP"), Timothy J. Gollin ("Gollin") and Christopher N. O'Sullivan (individually "O'Sullivan"; together with Gollin the "TSP Managers"; and, together with Gollin and TSP the "Reporting Persons").

                     Except as otherwise indicated, capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D. As used herein, the "Company" shall mean ICO, Inc.


ITEM 4.              PURPOSE OF THE TRANSACTION

                     On February 1, 2001, the TSP Managers delivered a letter to ICO that reads as follows:



TRAVIS STREET PARTNERS,  LLC                                   910 TRAVIS STREET
                                                                      SUITE 2150
                                                            HOUSTON, TEXAS 77002
                                                                FAX 713 759 2040
                                                                tel 713 759 2030

                                                    WWW.TRAVISSTREETPARTNERS.COM

VIA FAX AND COURIER

February 1, 2001

Dr. Asher "Al" O. Pacholder
Chairman and Chief Financial Officer
ICO Inc.
11490 Westheimer
Suite 1000
Houston, TX 77077

Dear Dr. Pacholder:

As we have previously informed you in our offer letter dated December 20, 2000 (the "Original Offer Letter"), Travis Street Partners, LLC ("TSP") is prepared to make an offer to acquire ICO at a price of $2.85 per common share, subject to due diligence, the waiver of ICO's poison pill, and other terms and conditions specified in the Offer Letter.

While we regret that ICO has yet to respond to the economic terms of our proposal, in accordance with your stated desire to have more time to consider our offer, we hereby extend the term for you to respond to the Original Offer

Letter, as modified hereby (as modified, the "Offer Letter") to 5:00pm, Friday, February 23, 2001. The business proposals outlined in the Offer Letter may be modified at any time by subsequent communication from TSP.

This letter further amplifies and modifies the Original Offer Letter as follows:

      1. Subject to ICO's agreement to a transaction substantially in accordance with the terms of the Offer Letter, TSP is prepared to make an offer to purchase all of ICO's outstanding common stock (trading under the ticker symbol ICOC) at a price (the "Base Price") of $2.85 per Common Share, a premium of more than 82% to the closing market price as of the date of the Original Offer Letter.

      2. Subject to ICO's agreement to a transaction substantially in accordance with the terms of the Offer Letter, TSP is also prepared to make an offer to purchase, or to cause ICO to offer to purchase, as part of such transaction, all of ICO's outstanding Depositary Shares (trading under the ticker symbol ICOCZ) at a price of $20.00 per Depositary Share, each representing one quarter of a share of preferred stock, which is a premium of more than 40% to the closing market price of this issue on January 30, 2001.

      3. In the event that ICO's Board of Directors consents to the transactions we have proposed, including the purchase of ICO's common stock and Depositary Shares, and the transactions are consummated, TSP intends to cause ICO to comply fully with the terms of the indenture for ICO's outstanding 10-3/8% Senior Notes.

      4. ICO has stated publicly that it expects to report "significant developments" in its business. In an attempt to recognize any shareholder value created through such "significant developments", if any, TSP is prepared to make an offer to pay an additional premium (the "Premium" and, together with the Base Price, the "Total Price") of $0.20 per share for each $1 million of EBITDA above $10 million generated by the Company during its first fiscal quarter. (The Company generated nearly $10 million in EBITDA during fourth quarter of FY2000, according to your public disclosures.) For illustration, if the Company generated $13 million of EBITDA during its first fiscal quarter ended December 31, 2000 and agreed to a transaction next week, TSP would be prepared to offer to pay shareholders a Base Price of $2.85 per share, plus a Premium of $0.60 per share, for a Total Price of $3.45.

      5. The Total Price would be subject to adjustment for changes in ICO's net working capital position as well as material changes in ICO's financial condition or prospects since September 30, 2000.

      6. As you have written, proxy fights are costly and time-consuming. TSP reserves the right to reduce the Base Price or Premium in recognition of the impairment of value to the Company or TSP that may result from continued delays by ICO's Board of Directors in addressing our proposals.

      7. Our offers would be subject to the same conditions specified in the Original Offer Letter, except that neither this letter nor the Original Offer Letter are required to be held confidential.


We look forward to your early reply.

Very truly yours,



TRAVIS STREET PARTNERS, LLC
Timothy J. Gollin,  Manager



                                   * * * * * *

                     Except as indicated above, the information set forth in
Item 4 of the Schedule 13D remains unchanged.



             [The remainder of this page intentionally left blank.]

                                   SIGNATURES

                     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information contained in this Statement is true, complete and correct.



Dated: February 1, 2001

                                   TRAVIS STREET PARTNERS, LLC

                                   By: /s/ Christopher N. O'Sullivan
                                       ----------------------------------------
                                       Christopher N. O'Sullivan, Manager



                                       /s/ Timothy J. Gollin
                                       ----------------------------------------
                                       Timothy J. Gollin



                                       /s/ Christopher N. O'Sullivan
                                       ----------------------------------------
                                       Christopher N. O'Sullivan